UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of  August 2007

000-50109
(Commission File Number)

AMS HOMECARE INC.
(Registrant's Name)

1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1360 Cliveden Ave Delta, BC V3M 6K2 Canada

FOR IMMEDIATE RELEASE

AMS Homecare Inc to complete $7 Million in financing and acquire TOTALtrak Global

Vancouver, B.C. August 24, 2007 - AMS Homecare Inc. (OTCBB: AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population is pleased to announce that the company has entered into a Letter of Intent with Totaltrak Global ( www.totaltrakusa.com ) on August 23, 2007.

The agreement with Totaltrak Global outlines the completion of the acquisition of Totaltrak Global by AMS Homecare Inc. by purchasing no less than 51% of the issued and outstanding shares of the company at the time of closing of the transaction. In addition, the completion of the transaction will involve the completion of a US seven million dollar private placement at fifty cents (.50) per share US$. The transaction is intended to be complete by September 28, 2007.

TOTALtrak Global is a high-tech global Asset Management Company utilizing state-of -the-art radio frequency identification (RFID) and patent-pending multi-range(MRID) technologies, global positioning technologies and advanced programming to create comprehensive "TOTAL Asset Management Systems." Totaltrak Global currently holds patents to RFID technology. It is the intention of AMS Homecare Inc management to incorporate RFID technology in its current monitoring technology initiatives.

Tony Hines who is expected to join AMS Homecare Inc upon completion of the transaction is a co-founder and Chief Technology Officer of TOTALtrak Global. He has served as president or CEO of several companies and currently sits on the board of four corporations. Mr. Hines is the co-founder and vice president of Western Solid State Ltd., which has provided him with substantial experience in successfully developing and marketing new technologies. He was also the co-founder of Impact Sports, a sports medical research company. Impact Sports later became VSM/Medtech, which is now a publicly traded corporation. He was the founder of iCyberdata, an Internet case management provider for the judicial and law enforcement industry. iCyberdata’s software is prominent in the Hillsborough county court systems. Mr. Hines has worked in Tampa Bay, Florida and New York as director of engineering and operations for two of the major broadcast networks. He was honored in 1996 with a National Broadcast Emmy Award for his engineering work on the Centennial Olympic Games. Mr. Hines holds many patents on leading edge technology. He is a graduate of the University Of South Florida Faculty Of Engineering.

The company will further update shareholders next week with regards to corporate developments as the company continues to attempt to recover from damages suffered by the company in previous years.

About AMS Homecare

Founded in 1989, AMS Homecare is a purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology. AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com). With a base of 300-plus dealer customers in Canada, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact: AMS Homecare Inc:

Daryl Hixt
Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties. Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
Date: August 27, 2007	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer